April 3, 2024

VIA EDGAR

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Evan Ewing, Stephany Yang, and Jean Yu

Re:	Fly-E Group, Inc.

Registration Statement on Form S-1

Filed February 2, 2024

File No. 333-276830

Ladies and Gentlemen,

On behalf of our client, Fly-E Group, Inc., a Delaware corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in its comment letter dated February 12, 2024 with respect to the Registration Statement on Form S-1 filed with the SEC on February 2, 2024. For your convenience, your comment is reproduced below in italicized bold text, followed by the Company’s response. Please be advised that the Company is concurrently filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

Registration Statement on Form S-1 filed February 2, 2024

Exhibits

1.	We note your disclosure regarding the change in your accountant on page 75. Please obtain and file an Exhibit 16 letter from your former accountant stating whether they agree with the statements regarding the change in accountant in your Form S-1. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response: In response to this comment, the Company has filed an Exhibit 16 letter from its former accountant, Friedman LLP, as Exhibit 16.1 to the Registration Statement.

If you have any questions or require any additional information, please telephone the undersigned at (212) 918-3267 or Will Rao at (212) 918-3724.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

cc:	Zhou Ou, Chief Executive Officer, Fly-E Group, Inc.
Steven Guo, Chief Financial Officer, Fly-E Group, Inc.
Joseph Lucosky, Partner, Lucosky Brookman LLP